

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 2, 2018

Stephen Chazen
Chief Executive Officer
TPG Pace Energy Holdings Corp.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

     Re: TPG Pace Energy Holdings Corp.
            Preliminary Proxy Statement on Schedule 14A
            Filed May 10, 2018
            File No. 1-38083

Dear Mr. Chazen:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               /s/ Loan Lauren Nguyen *for*

                               John Reynolds
                               Assistant Director
                               Office of Natural Resources